# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Rantizo, CIK 0001991261
CUSIP: G8292E102
Title of class of securities: Class B Ordinary Shares, par value $0.0025
Address of issuer's principal executive offices: 211 Highland Cross Drive, Houston, Texas (TX), 77073
Date of event which requires filing of this statement: 10/09/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002057693

## Reporting persons
- Chun Seong Ng: type of reporting person: individual (IN); citizenship or place of organization: Malaysia (N8); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Percentage calculation is based on 68,344,237 Class A ordinary shares, par value $0.0025 per share, of the Issuer outstanding as of October 19, 2026.
  
  Pursuant to the Securities Purchase Agreement, dated May 1, 2026, by and between the Registrant, Rantizo, Inc. and certain shareholders as named therein (the "SPA"), the Reporting Person sold 233,517 of its Class B Ordinary Shares to Rantizo, Inc. on October 9, 2026. This Amendment is the final amendment to the Schedule 13G and constitutes an exit filing for the Reporting Person.

## Item 1. Issuer
Name of issuer: Rantizo
Address of issuer's principal executive offices: 211 Highland Cross Drive, Houston, TX 77073

## Item 2. Person Filing
Name of person filing: Chun Seong Ng
Address of principal business office or, if none, residence: 27 First Lok Yang Road, Singapore 629735
Citizenship: Malaysia

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Chun Seong Ng: /s/ Chun Seong Ng, Chun Seong Ng (10/19/2026)